UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc. 11690 NW 105 Street
Miami, Florida 33178

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the year ended December 31, 2021 and 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ BDO USA, LLP

Miami, Florida
June 17, 2022

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2021	2020
Assets
Investments at fair value	$1,769,043,108	$1,530,429,278
Investments at contract value	147,954,078	152,794,597
Receivables:
Notes receivable from participants	36,050,371	35,613,819
Participant contributions	3,208,571	788,650
Employer contributions	18,322,839	16,154,793
Due from broker	350,142	1,709
Total receivables	57,931,923	52,558,971

Total assets	1,974,929,109	1,735,782,846

Liabilities
Due to broker	157,600	415,794
Other liabilities	29,145	64,706
Total liabilities	186,745	480,500

Net assets available for plan benefits	$1,974,742,364	$1,735,302,346

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2021	2020
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$264,302,135	$300,374,471
Dividends	18,562,000	21,325,163
Interest	1,797,100	2,694,443
Net investment income	284,661,235	324,394,077

Interest income on notes receivable from participants	1,470,348	1,658,411

Contributions:
Employer	37,602,077	32,448,741
Participants	77,630,857	66,123,570
Participant rollovers	12,933,063	7,867,853
Total contributions	128,165,997	106,440,164

Total additions	414,297,580	432,492,652

Deductions from net assets attributed to:
Benefits paid to plan participants	173,388,222	162,344,819
Administrative expenses	1,469,340	1,483,365
Total deductions	174,857,562	163,828,184

Net increase	239,440,018	268,664,468

Net assets available for plan benefits:
Beginning of year	1,735,302,346	1,466,637,878
End of year	$1,974,742,364	$1,735,302,346

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
1.Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. and its subsidiaries (the “Company”) that have adopted the Plan are eligible to participate in the Plan. In June 2019, the Retirement Committee approved an amendment to remove the six month wait for new employees to make their own pre-tax contributions to the Plan. Accordingly, newly hired employees are eligible to participate as soon as administratively practicable after hire. Prior to this, employees were eligible beginning on the first day of the month following completion of a six month period of service. The six month waiting period was lifted for new hires from and after October 1st, 2019 with the amendment from June 2019. The following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: (a) 50% of compensation, (b) the Internal Revenue Service limit of $19,500 for 2021 and 2020, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $6,500, in addition to the IRS limit. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty- six investment options and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive:

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

(a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees of RIL hired prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

Also on January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, matching contributions for new hires and re-hires, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements. New hires or re-hires are not eligible to receive employer contributions.

Additionally, the amendment replaces the 30% matching contribution up to 5% of eligible pay for the employees acquired through Scully Distribution Services and employees hired into the Company’s Dedicated Contract Carriage (“DCC”) on or after April 1, 2012.

Also on January 1, 2016, effective for plan years beginning with the 2016 plan year, the employer contribution for eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. For field hourly employees of RIL, the $400 company contribution will also be made annually, as soon as practicable, following the last day of the plan year. An employee must be employed by the Company on December 31st of the plan year to be eligible to receive the plan year’s employer contribution. Contributions will be calculated for periods during which a person is eligible during the year.

On June 15, 2018, the Plan was amended to include employees acquired through the Metro Truck and Tractor Leasing, Inc. (“MTTL”) acquisition. Effective June 15, 2018, these employees were subject to the terms of the Plan with the exception of the service and vesting period. Previous MTTL employees who became employed at the Company were credited with all service earned as employees of MTTL under the Metro Truck and Tractor Leasing, Inc. 401(k) Plan as of June 15, 2018.

Effective December 31, 2018, the Plan was amended to reflect the merger of the MXD Group, Inc. Retirement Savings Plan (now Ryder Last Mile or "RLM" Plan) with and into the Plan. The acquired RLM employees who met the requirements and were deemed eligible to participate under RLM’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired RLM employees are eligible to receive a 50% Company match of participant contributions up to 6% of eligible pay. All acquired RLM participants who were employed with MXD Group, Inc. on the plan merger date of December 31, 2018 shall vest in their prior MXD employer contributions based on the MXD vesting schedule:

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Number of Years of Vesting Service	Vested Percentage
1	25%
2	50%
3	75%
4	100%

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL non-salaried employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended
December 31, 2021 and 2020, the Company did not make any discretionary matching contributions.

During the period beginning January 1, 2016 and ending June 16, 2018, some participants in the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) received larger matching contributions than permitted. Following the filing of a Voluntary Correction Program ("VCP"), the IRS gave Ryder permission (see Note 8) to retroactively amend the Plan ("Amendment 7") to permit impacted participants to keep up to $500 of the excess match, defined as the amount of matching contribution received that exceeded 50% of pre-tax contributions up to 6% in compensation during the period mentioned above. Any amount above $500 that was incorrectly allocated to a participant’s account was removed and placed in the Plan’s forfeiture account.

Contributions are subject to certain IRS limits.

On July 31, 2021 the Plan was amended to allow for immediate eligibility for Matching Contributions for a group of former employees of Hill’s Pet Nutrition (“Hill’s”) who were hired as Vacaville Union Employees and who are covered under the collective bargaining agreement between Ryder and Hill’s and who were hired by Ryder on July 31, 2021.

On December 31, 2021, the Plan was amended to conform to Treasury updates to hardship distributions. The amendment modifies the hardship distribution provision so that a participant may take a hardship distribution to pay for expenses to repair damage to the participant’s home, which expenses are deductible under the casualty loss rules under section 165 of the Internal Revenue Code without regard to the new provision (made by the Tax Act of 2017) severely restricting those expenses, adds a requirement that a participant provide a written (or electronic) representation that he has no other means besides a hardship distribution to meet a heavy financial need and adds a new hardship distribution event for payment to make up losses incurred by the participant due to any federally-declared disaster (if the participant resides or works in the declared area).

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested while the match on the next $800 of participant contributions follows the vesting schedule described above.

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2021 and 2020, employer contributions were reduced by $1,911,500 and $1,540,418, respectively, from forfeited nonvested accounts. At December 31, 2021 and 2020, forfeited nonvested accounts available to reduce future employer contributions totaled $288,498 and $513,233, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the quarter, for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2021 and 2020, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 72. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

CARES Act
The Coronavirus Aid, Relief, and Economic Security (CARES) Act became law on March 27, 2020. It was a response to the market volatility and instability resulting from the coronavirus pandemic, and includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES act and has implemented the following provisions: (a) special coronavirus distributions up to $100,000 (b) increase the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance (c) extend the period for loan repayments, if applicable, up to one year and (d) suspended required minimum distributions for 2020. These provisions were only applicable for the year ended December 31, 2020.

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock is recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net (depreciation) appreciation in value of investments.

Subsequent Events
The Plan evaluated subsequent events through June 17, 2022, the date the financial statements were available to be issued.

3.Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1:    Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

substantially the full term of the assets or liability.

Level 3:    Inputs that are unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2021 and 2020.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock fund: The Ryder System, Inc. common stock fund is an employer stock unitized fund. The fund consists of Ryder System, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Ryder System, Inc. common stock is valued at the closing price reported on the active market on which the individual security is traded and the short term cash investments are valued at cost, which approximates fair value. The Ryder System, Inc. common stock fund has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. These investments are direct filing entities. The fund’s fair value is measured as the fair value of the ownership interest in the fund.

Collective investment trusts: valued at the net asset value per unit as determined by the collective trust as of valuation date, which approximates fair value. They may be composed of non-benefit-responsive investment funds that invest in publicly traded securities, open-end mutual funds, or a collective investment trust that has investments in fully benefit-responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the net asset value of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the net asset values of the underlying securities and fund holdings. The fair value of the Plan’s interest in the collective investment trust that has investments in fully benefit-responsive investment contracts is determined using the market price of the underlying securities and the value of the investment contracts. These investments are direct filing entities. The Plan’s interest in this collective investment trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end.

Short-term money market instruments: stated at net asset value. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

	December 31,
	2021	2020
Investments in the fair value hierarchy: (a)
Mutual funds	$350,811,261	$498,352,004
Ryder System, Inc. common stock fund	82,971,730	68,978,694
	433,782,991	567,330,698

Investments measured at net asset value: (b)
Common collective trusts	1,104,991,180	961,073,295
Collective investment trusts	226,631,522	—
Short-term money market instruments	3,637,415	2,025,285
	$1,769,043,108	$1,530,429,278
__________________________________________
(a)Mutual funds and Ryder System Inc. common stock fund have been classified within Level 1 of the fair value hierarchy.
(b)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2021 and 2020, respectively. There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$1,104,991,180	N/A	Daily	N/A
Collective investment trusts	$226,631,522	N/A	Daily	N/A
Short-term money market instruments	$3,637,415	N/A	Daily	N/A

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$961,073,295	N/A	Daily	N/A
Short-term money market instruments	$2,025,285	N/A	Daily	N/A

4.Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) there is a change in the qualification status of the Plan, (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder, (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, (4) if the contract holder assigns its interest in the contract without permission, (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed and (6) the contract holder engages in fraud or deceit related to the wrap contract.

5.Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty- six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock in the common stock fund described in Note 3 (1,006,572 and 1,116,883 shares at December 31, 2021 and 2020, respectively), and recorded dividend income ($2,378,424 and $2,658,475 in 2021 and 2020, respectively), net realized gains (losses) on sale ($6,438,202 and ($1,920,433) in 2021 and 2020, respectively) and net unrealized appreciation in value of these securities ($16,136,468 and $11,618,364 in 2021 and 2020, respectively). Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $980,387 and $1,046,845 for the years ended December 31, 2021 and 2020, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account, and would become 100 percent vested in their employer contributions.

8.Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. For tax purposes, the tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken by the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

On March 4, 2020, the Company received approval of its application with the Internal Revenue Service to avail the Plan of the Voluntary Correction Program (“VCP”). The IRS accepted Ryder’s proposal for recovery of match overpayment as detailed in Amendment 7 (see Note 1). Recovery of 401(k) Excess Match contributions of approximately $215,000, per the IRS approved VCP filing was completed at the end of July 2020. Recovered amounts were deposited to the forfeiture account.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2021	2020
Net assets available for plan benefits per the financial statements	$1,974,742,364	$1,735,302,346
Adjustment for fair value of fully benefit-responsive investment contracts	670,380	3,431,886
Net assets available for plan benefits per the Form 5500	$1,975,412,744	$1,738,734,232

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2021	2020
Total additions per the financial statements	$414,297,580	$432,492,652
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,431,886)	(940,585)
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	670,380	3,431,886
Total income per the Form 5500	$411,536,074	$434,983,953

	December 31,
	2021	2020
Total change in net assets available for plan benefits per financial statements	$239,440,018	$268,664,468
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,761,506)	2,491,301
Total change in net assets available for plan benefits per Form 5500	$236,678,512	$271,155,769

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	FIDELITY INVESTMENTS MONEY MARKET GOVERNMENT PORTFOLIO - CLASS I	-	0.01%	**	$3,637,415

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	-	0.890%		311,463
	AIG GLOBAL FDG	7/7/2023	0.800%	**	104,222
	AIR LEASE CORP	2/15/2024	0.700%	**	138,150
	AIR LEASE CORP	8/18/2024	0.800%	**	158,184
	ALTRIA GROUP INC	5/6/2025	2.350%	**	55,461
	AMERICAN EXPRESS CR ACC MST TR	11/15/2026	0.900%	**	453,562
	APPLE INC	5/11/2023	0.750%	**	305,145
	ASTRAZENECA FINANCE LLC	5/28/2024	0.700%	**	289,862
	ATHENE GLOBAL FUNDING	1/8/2024	0.950%	**	344,492
	BA CR CARD TR	5/15/2026	0.340%	**	473,744
	BA CR CARD TR	9/15/2026	0.440%	**	384,414
	BAKER HUGHES A GE CO LLC / CO-OBLIGOR INC	12/15/2023	1.231%	**	74,392
	BANK OF AMERICA CORPORATION	12/20/2023	3.004%	**	459,747
	BANK OF AMERICA CORPORATION	10/24/2024	0.810%	**	398,028
	BANK OF MONTREAL QUE	5/1/2025	1.850%	**	305,355
	BANK NEW YORK MELLON CORP	4/24/2025	1.600%	**	147,775
	BARCLAYS PLC (UNGTD)	12/10/2024	1.007%	**	215,549
	BERKSHIRE HATHAWAY ENERGY COMPANY	4/15/2025	4.050%	**	329,322
	BRISTOL-MYERS SQUIBB CO	7/26/2024	2.900%	**	291,202
	CNH EQUIP TR	7/17/2023	3.120%	**	10,584
	CAPITAL ONE FINANCIAL CORP	5/11/2023	2.600%	**	195,821
	CAPITAL ONE FINANCIAL CORP SOFR	12/6/2024	1.343%	**	402,801
	CAPITAL ONE MULTI-ASST EXEC TR	11/15/2026	1.040%	**	448,503
	CAPITAL ONE NATL ASN MCLEAN VA	9/6/2022	2.150%	**	254,085
	CARMAX AUTO OWNER TR	9/15/2023	3.360%	**	39,733

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

CARMAX AUTO OWNER TR	8/15/2025	0.500%	**	241,744
CHEVRON CORP NEW	5/11/2023	1.141%	**	267,917
CREDIT SUISSE AG NY BRNCH	5/5/2023	1.000%	**	380,582
DAIMLER FIN NORTH AMER LLC	3/1/2024	0.750%	**	403,230
DAIMLER TRUCKS FINANCE NORTH AMERICA LLC	12/13/2024	1.625%	**	126,035
DEERE JOHN CAPITAL CORP	7/5/2023	0.700%	**	150,463
DEUTSCHE BANK AG NEW YORK BNCH	11/8/2023	0.962%	**	249,909
TWDC ENTERPRISES	12/1/2022	2.350%	**	100,483
DISCOVER CARD EXECUTION NT TR	9/15/2026	0.580%	**	373,206
DNB BANK ASA .	9/30/2025	0.856%	**	395,737
EASTERN ENERGY GAS HOLDINGS LLC	11/15/2024	2.500%	**	59,907
EQUITABLE FINANCIAL LIFE GLOBAL FUNDING	11/12/2024	1.100%	**	395,782
FHLG	7/1/2035	5.500%	**	8,720
FHLG	3/1/2034	5.500%	**	12,929
FHLG	4/1/2026	4.000%	**	9,012
FHLG	11/1/2028	2.500%	**	436,908
FHLG	4/1/2034	3.500%	**	223,244
FANNIE MAE	11/25/2045	3.500%	**	161,715
FEDERAL NAT MTG ASN GTD REM PA	2/25/2046	3.500%	**	164,906
FEDERAL HOME LN MTG MLT CTF GT	8/15/2032	2.000%	**	8,681
FEDERAL HOME LN MTG MLT CTF GT	10/15/2032	2.000%	**	10,580
FNMA	11/1/2034	5.500%	**	68,945
FNMA	11/1/2025	4.500%	**	18,491
FNMA	6/1/2033	3.000%	**	167,906
FNMA	9/1/2049	4.500%	**	253,017
FNMA	3/1/2050	3.000%	**	486,349
FNMA	11/1/2032	3.000%	**	431,595
FIFTH THIRD BANCORP	5/5/2023	1.625%	**	303,668
FIRST REPUBLIC BANK	2/12/2024	1.912%	**	254,518
FLORIDA PWR & LT CO	4/1/2025	2.850%	**	88,313
FORD CR FLOORPLN MAST OWN TR A	9/15/2025	0.700%	**	309,803
GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR	11/16/2023	2.970%	**	40,919
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST	8/18/2025	0.380%	**	279,889
GOLDMAN SACHS GROUP INC (THE)	7/24/2023	2.905%	**	133,094
GOLDMAN SACHS GROUP INC (THE)	11/17/2023	0.627%	**	349,366
GREAT-WEST LIFECO FIN	8/12/2025	0.904%	**	142,349
GUARDIAN LIFE GLOBAL FUNDING	4/25/2023	3.400%	**	260,030
HSBC HOLDINGS PLC	11/22/2024	1.162%	**	449,243
HOME DEPOT INC	3/1/2022	3.250%	**	406,124
HYUNDAI CAP AMER	9/17/2024	1.000%	**	355,804

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

HYUNDAI AUTO RECEIVABLES TR	5/15/2025	0.380%	**	309,718
JPMORGAN CHASE & CO	6/1/2024	1.514%	**	308,718
JPMORGAN CHASE & CO	6/1/2025	0.824%	**	301,653
JOHN DEERE OWNER TR	12/15/2023	2.210%	**	95,697
KEYBANK NATL ASSN	2/1/2022	3.300%	**	253,993
LLOYDS TSB BANK T	5/11/2024	0.695%	**	261,217
MERCEDES-BENZ AUTO LEASE TRUST	10/17/2022	2.000%	**	38,171
METROPOLITAN LIFE GLBL FDG I	6/8/2023	0.900%	**	234,774
MITSUBISHI UFJ FIN GRP INC	7/17/2025	1.412%	**	375,327
MITSUBISHI UFJ FIN GRP INC	9/15/2024	0.848%	**	299,273
MITSUBISHI UFJ FIN GRP INC	7/19/2025	0.953%	**	396,802
MITSUBISHI UFJ FIN GRP INC	10/11/2025	0.962%	**	395,281
MIZUHO FINL GROUP INC	9/8/2024	0.849%	**	199,500
MORGAN STANLEY	11/10/2023	0.560%	**	409,760
MORGAN STANLEY	1/25/2024	0.529%	**	355,595
MORGAN STANLEY	5/30/2025	0.790%	**	385,174
NTT FINANCE CORP	3/3/2023	0.373%	**	388,855
NTT FINANCE CORP	3/1/2024	0.583%	**	162,416
NATIONAL BANK OF CANADA	11/15/2024	0.550%	**	247,267
NATWEST MARKETS PLC	8/12/2024	0.800%	**	197,312
NISOURCE INC	8/15/2025	0.950%	**	120,165
PNC BANK NA PITTSBURGH PA	2/24/2023	1.743%	**	251,897
PAYPAL HLDGS INC	6/1/2023	1.350%	**	143,313
PHILIP MORRIS INTL INC	5/1/2024	2.875%	**	261,106
PHILIP MORRIS INTL INC	5/1/2023	1.125%	**	258,593
PRICOA GLOBAL FDG I	9/23/2024	2.400%	**	285,687
REGIONS FINL CORP NEW	5/18/2025	2.250%	**	170,717
ROPER TECHNOLOGIES INC	8/15/2022	0.450%	**	39,048
ROYAL BANK OF CANADA	4/17/2023	1.600%	**	312,469
7 ELEVEN INC	2/10/2024	0.800%	**	90,246
7 ELEVEN INC	2/10/2026	0.950%	**	109,842
SHELL INTL FIN B V	11/13/2023	3.500%	**	84,070
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	3/11/2024	0.650%	**	248,442
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	3/11/2026	1.200%	**	256,711
SOCIETE GENERALE FRANCE	10/16/2024	2.625%	**	206,535
SOUTHERN COMPANY	2/26/2024	0.600%	**	144,424
SUMITOMO MITSUI FINL GRP INC	7/8/2025	1.474%	**	370,683
SVENSKA HANDELSBANKEN AB	6/30/2023	0.625%	**	378,906
TOYOTA MOTOR CREDIT CORP	8/14/2023	0.500%	**	177,682
TRUIST BANK	3/9/2023	1.250%	**	353,472
UBS GROUP AG	7/30/2024	1.008%	**	217,224

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

UST NOTES	9/30/2025	0.250%	**	1,574,913
UST NOTES	12/31/2022	0.125%	**	9,433,263
UST NOTES	4/30/2023	0.125%	**	8,543,481
UST NOTES	5/15/2024	0.250%	**	18,232,387
UST NOTES	7/15/2024	0.375%	**	4,172,153
UST NOTES	8/15/2024	0.375%	**	7,856,296
UST NOTES	8/31/2026	0.750%	**	392,050
UST NOTES	9/15/2024	0.375%	**	4,441,402
UST NOTES	9/30/2026	0.875%	**	492,192
UST NOTES	10/15/2024	0.625%	**	4,510,683
UST NOTES	10/31/2023	0.375%	**	6,818,945
UST NOTES	10/31/2026	1.125%	**	995,276
UST NOTES	8/31/2023	1.375%	**	47,371,809
UST NOTES	7/31/2022	1.875%	**	5,626,455
VF CORPORATION	4/23/2022	2.050%	**	201,792
VERIZON COMMUNICATIONS INC	3/22/2024	0.750%	**	186,619
VERIZON MASTER TRUST	5/20/2027	0.500%	**	290,251
VERIZON MASTER TRUST	4/20/2028	0.990%	**	450,947
VERIZON OWNER TR	7/22/2024	1.850%	**	311,490
VOLKSWAGEN GROUP AMER FIN LLC	11/22/2023	0.875%	**	397,708
WELLS FARGO & CO NEW	6/2/2024	1.654%	**	454,421
WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR	2/15/2024	0.450%	**	199,481
Total Synthetic Guaranteed Investment Contracts				148,624,458

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	MUTUAL FUNDS:
*	Fidelity Ext Mkt Index		494,064 shares	**	43,087,293
*	Fidelity US Bond Idx		3,636,726 shares	**	43,567,975
*	Fidelity 500 Index		638,145 shares	**	105,498,076
*	Fidelity Total Intl Index		617,568 shares	**	8,855,918
	MFS Institutional International Equity Fund		1,737,515 shares	**	58,119,872
	JP Morgan Equity Income Select Fund		3,674,307 shares	**	87,632,229
	DFA Emerging Markets Core Equity Fund		161,737 shares	**	4,049,898
	Total Mutual Funds				350,811,261

	COMMON COLLECTIVE/ INVESTMENT TRUSTS:
*	FIAM Index TD Income T		368,407 units	**	6,185,558
*	FIAM Index TD 2005 T		225,942 units	**	4,157,327
*	FIAM Index TD 2010 T		139,852 units	**	2,876,756
*	FIAM Index TD 2015 T		665,160 units	**	14,447,277
*	FIAM Index TD 2020 T		2,490,350 units	**	55,584,622
*	FIAM Index TD 2025 T		4,475,135 units	**	107,895,515
*	FIAM Index TD 2030 T		4,489,875 units	**	110,855,022
*	FIAM Index TD 2035 T		3,658,603 units	**	99,404,243
*	FIAM Index TD 2040 T		2,730,931 units	**	75,892,570
*	FIAM Index TD 2045 T		2,450,866 units	**	68,599,752
*	FIAM Index TD 2050 T		2,063,368 units	**	57,340,993
*	FIAM Index TD 2055 T		1,515,448 units	**	43,220,585
*	FIAM Index TD 2060 T		792,801 units	**	16,022,504
*	BTC Total Return		1,010,834 units	**	12,490,567
*	Fidelity Growth Co Pool		8,178,355 units	**	430,017,889
*	Fidelity Contrafund Pool		5,658,908 units	**	190,195,913
*	Boston Trust Walden SMID Cap Cit		2,804,897 shares	**	36,435,609
	Total Common Collective/Investment Trusts				1,331,622,702

*	Ryder System, Inc. common stock fund		1,006,572	**	82,971,730
	Total investments per net assets available for plan benefits				1,917,667,566

*	Notes receivable from participants	maturing thru 2037	3.25% - 9.5%		36,050,371
	Investments at Fair Value				$1,953,717,937

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 17, 2022	By: /s/ Nicole Turner
Nicole Turner
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1 Consent of Independent Registered Certified Public Accounting Firm - BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-231208, No. 333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated June 17, 2022, relating to the financial statements and supplemental schedule of the Ryder System, Inc. 401(k) Savings Plan, which appear in this Form 11-K for the year ended December 31, 2021.

/s/ BDO USA, LLP

Miami, Florida
June 17, 2022